June 30, 2025

Tsai Yi Yang
Chief Executive Officer
Agencia Comercial Spirits Ltd.
No. 65, Ln. 114, Xishi Rd., Xi   an Vil., Fengyuan Dist.
Taichung City 42061, Taiwan (R.O.C.)

        Re: Agencia Comercial Spirits Ltd.
            Amendment No. 1 to Draft Registration Statement on Form F-1 Submitted June 3, 2025
            CIK No. 0002060016
Dear Tsai Yi Yang:

     We have reviewed your amended draft registration statement and have the following comment(s).

       Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing the information you provide in response to this letter and your amended draft registration statement or filed registration statement, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our April 28, 2025 letter.

Amendment No. 1 to Draft Registration Statement on Form F-1
Cover Page

1. We note your disclosure that you will be a controlled company following the completion of the offering. Please revise to disclose what percentage of the
       Controlling Shareholders' voting power will stem from Class B Ordinary Shares. Please also disclose, if true, that the Controlling Shareholders will have the
       ability to determine all matters requiring approval by shareholders. June 30, 2025
Page 2
Prospectus Summary
Corporate Structure, page 3

2. Please revise your diagram to reflect the ownership of your Class B Ordinary Shares.
Risk Factors
The dual-class structure of our Ordinary Shares..., page 36

3. Revise this risk factor to disclose the percentage of outstanding shares that Class B
       Ordinary Shareholders must keep to continue to control the outcome of matters submitted to shareholders for approval and to disclose that future issuances of Class B
       Ordinary Shares may be dilutive to Class A Ordinary Shareholders. Related Party Transactions, page 97

4. We note your revised disclosure in response to comment 7 and reissue in part. Revise to include all disclosure required by Item 7.B. of Form 20-F, including a more detailed description of the nature of each transaction.
Description of Share Capital, page 99

5. Disclose any conversion features of the Class B Ordinary Shares and any sunset provisions that limit the lifespan of Class B Ordinary Shares.
Item 7. Recent Sales of Unregistered Securities., page II-2

6. Please revise your registration statement to include all disclosure required by Item 7 of Form F-1 and Item 701 of Regulation S-K related to the May 28, 2025 issuances of
       Class A Ordinary Shares.

       Please contact Amy Geddes at 202-551-3304 or Angela Lumley at 202-551-3398 if
you have questions regarding comments on the financial statements and related matters. Please contact Alyssa Wall at 202-551-8106 or Taylor Beech at 202-551-4515 with any other questions.



                                                              Sincerely,

                                                              Division of
Corporation Finance
                                                              Office of Trade &
Services
cc:   Kyle Leung